FORM 6-K

                SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                     Report of Foreign Issuer
              Pursuant to Rule 13a - 16 or 15d - 16 of
                 the Securities Exchange Act of 1934

                   For the month of  February, 2004

                      Intertape Polymer Group Inc.

     110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

        Form 20-F                        Form 40-F      X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

           Yes                            No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 INTERTAPE POLYMER GROUP INC.


Date:  February 4, 2004          By:  /s/ Andrew M. Archibald
                                      Andrew M. Archibald, CA
                                      Chief Financial Officer, Secretary,
                                      and Vice President Administration

                                                      NYSE SYMBOL: ITP
                                                      TSX SYMBOL: ITP
                   INTERTAPE POLYMER GROUP FINALIZES
                          TESA TAPE AGREEMENTS

Montreal, Quebec and Bradenton, Florida - February 4, 2004 - Intertape Polymer Group Inc. (NYSE, TSX: ITP) today announced that it has completed the purchase of certain assets relating to the masking tape and duct tape operations of tesa tape, inc. ("tesa"), as well as finalized its three-year agreement to supply duct tape and masking tape products to tesa worldwide. All production of these tapes has been transferred to the Company's Columbia, South Carolina operation.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,600 employees with operations in 19 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management's projections, estimates and expectations is contained in the Company's SEC filings. The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.



FOR INFORMATION CONTACT:          Melbourne F. Yull
                                  Chairman and Chief Executive Officer
                                  Intertape Polymer Group Inc.
                                  Tel.: 866-202-4713
                                  E-mail: itp$info@intertapeipg.com
                                  Web: www.intertapepolymer.com